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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

TELEWEST COMMUNICATIONS PLC (Name of Issuer)
Ordinary Shares, par value 10 pence per share, represented by American Depositary Shares, each of which represents 10 Ordinary Shares (Title of Class of Securities)
87956P 10 5* (CUSIP Number)
Limited Voting Convertible Shares, par value 10 pence per share (Title of Class of Securities)
G8742C 102 (CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5400
(Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)
July 17, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*
CUSIP No. 87956P 10 5 relates to the American Depositary Shares.

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(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
Liberty Media Corporation

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒

(3)	SEC Use Only

(4)	Source of Funds
Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) ☐

(6)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	722,205,225	Ordinary Shares
			22,185,093	Limited Voting Shares

	(8)	Shared Voting Power	1,398,022,815	Ordinary Shares*
			82,507,747	Limited Voting Shares*

	(9)	Sole Dispositive Power	722,205,225	Ordinary Shares
			22,185,093	Limited Voting Shares

	(10)	Shared Dispositive Power	1,398,022,815	Ordinary Shares*
			82,507,747	Limited Voting Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,398,022,815		Ordinary Shares*
82,507,747		Limited Voting Shares*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐.

(13)	Percent of Class Represented by Amount in Row (11)
48.7%		of Ordinary Shares
100%		Limited Voting Shares

(14)	Type of Reporting Person (See Instructions)
CO

*
All of the subject Ordinary and Limited Voting Shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Liberty Media Corporation by virtue of the Revised Relationship Agreement and the Revised New Relationship Agreement referred to in the Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by Liberty Media Corporation that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject Ordinary and Limited Voting Shares as to which it does not have sole voting and dispositive power.

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  SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

  SCHEDULE 13D/A
  (Amendment No. 4)

  Statement of

  LIBERTY MEDIA CORPORATION,

  Pursuant to Section 13(d) of the Securities Exchange Act of 1934
  in respect of

  TELEWEST COMMUNICATIONS PLC
  (Commission File No. 005-53921)

        This Amendment No. 4 to Statement on Schedule 13D relates to the ordinary shares, par value 10 pence per share (the "Ordinary Shares"), and the limited voting convertible shares, par value 10 pence per share (the "Limited Voting Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales (the "Issuer" or "Telewest"). Items 2, 4 and 7 of a Statement on Schedule 13D filed by Liberty Media Corporation, as amended by Amendments No. 1, No. 2 and No. 3, are hereby amended as set forth below. All other information contained in such statement as amended remains correct.

ITEM 2. Identity and Background

        Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

ITEM 4. Purpose of the Transaction

        On July 17, 2002, Liberty Media Corporation, through its wholly-owned subsidiary, delivered a notice to Telewest removing its three representatives serving on the Board of Directors of Telewest, effective immediately.

ITEM 7. Materials to be Filed as Exhibits

        The following document is filed as an exhibit to this statement:

1.
Notice delivered by Liberty UK, Inc. to Telewest, dated July 17, 2002.

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SIGNATURES

        After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: July 22, 2002	LIBERTY MEDIA CORPORATION
	By:	/s/ CHARLES Y. TANABE Name: Charles Y. Tanabe Title: Senior Vice President

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        Schedule 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

        The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address	Principal Occupation
John C. Malone	Chairman of the Board and Director of Liberty
Robert R. Bennett	President, Chief Executive Officer and Director of Liberty
Donne F. Fisher	Director of Liberty; President of Fisher Capital Partners Ltd.
Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty; Chairman of the Board and Director of Liberty Satellite & Technology, Inc.
Paul A. Gould Allen & Company Incorporated 711 5th Avenue, 8th Floor New York, NY 10022	Director of Liberty; Managing Director of Allen & Company Incorporated
Jerome H. Kern Kern Consulting LLC 4600 S. Syracuse Street Denver, CO 80237	Director of Liberty; Consultant, Kern Consulting LLC
Larry E. Romrell	Director of Liberty
David J.A. Flowers	Senior Vice President and Treasurer of Liberty
Elizabeth M. Markowski	Senior Vice President of Liberty
Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty
Albert E. Rosenthaler	Senior Vice President of Liberty
Christopher W. Shean	Senior Vice President and Controller of Liberty

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EXHIBIT INDEX

1.
Notice delivered by Liberty UK, Inc. to Telewest Communications plc, dated July 17, 2002.

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  ITEM 2. Identity and Background
  ITEM 4. Purpose of the Transaction
  ITEM 7. Materials to be Filed as Exhibits
SIGNATURES
SCHEDULE 1 DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION
EXHIBIT INDEX